Exhibit 99.1

ZKH Group Limited Announces Third Quarter 2025 Unaudited Financial Results

SHANGHAI, November 20, 2025 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Operational and Financial Highlights

	Third Quarter
	2024	2025	Change

	(in thousand RMB, except for number of customers, percentage and basis points (“bps”))
GMV[1]	2,685,996	2,622,901	-2.3%
GMV by Platform
ZKH Platform	2,422,649	2,354,585	-2.8%
GBB Platform	263,347	268,316	1.9%
GMV by Business Model
Product Sales (1P)	2,228,234	2,294,239	3.0%
Marketplace (3P)[2]	457,762	328,662	-28.2%
Number of Customers[3]	47,800	70,800	48.0%
Net Revenues	2,280,690	2,328,354	2.1%
Gross Profit	388,406	390,177	0.5%
% of Net Revenues	17.0%	16.8%	-27.3	bps
Operating Loss	(105,355)	(32,338)	-69.3%
% of Net Revenues	-4.6%	-1.4%	323.1	bps
Non-GAAP EBITDA[4]	(62,812)	(8,450)	-86.5%
% of Net Revenues	-2.8%	-0.4%	239.1	bps
Net Loss	(81,751)	(24,307)	-70.3%
% of Net Revenues	-3.6%	-1.0%	254.1	bps
Non-GAAP Adjusted Net Loss[5]	(66,178)	(14,074)	-78.7%
% of Net Revenues	-2.9%	-0.6%	229.7	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “In the third quarter, we drove strengthening momentum in our business. Our GMV and revenues returned to approximately prior-year levels, while higher-margin private-label GMV grew in the mid-teens year over year, further enhancing our profit mix. We expanded our customer base across both large corporations and SME customers, reflecting deeper customer penetration and share gains. This broader and diversified customer base, underpinned by strengthened partnerships with leading suppliers that enhance our SKU assortment, supply reliability, and pricing competitiveness, provides a solid foundation for future growth. We also further embedded AI and data capabilities across various aspects of operations to lift efficiency and control costs, enhancing operating margins. Looking ahead, we will remain committed to advancing our AI development and application, further scale our overseas business, and stay focused on growth to compound long-term value for our shareholders.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The proportion of GMV generated by the marketplace model was 17.0% and 12.5% for the third quarter of 2024 and 2025, respectively.

3 Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries. The total number of customers is rounded to the nearest hundred.

4 Non-GAAP EBITDA is defined as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5 Non-GAAP adjusted net loss is defined as net loss excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “We delivered a resilient financial performance in the third quarter, bringing revenue back to a growth trajectory and maintaining efficiency gains that underpin our path to profitability. Disciplined execution drove meaningful margin improvement, with operating loss margin and net loss margin narrowing by 323.1 bps and 254.1 bps, respectively. Supported by a robust RMB105.5 million of operating cash inflow this quarter, we are well-positioned to fund our strategic priorities while optimizing our revenue mix and operating efficiency to deliver quality growth in the quarters ahead.”

Third Quarter 2025 Business Highlights

•	Business Momentum. The Company’s business entered a clear recovery trajectory in the third quarter, following nearly four quarters of strategic optimization. GMV increased across both large corporations and SME customers. Although GMV from central SOE customers still declined modestly year over year, it recorded two consecutive quarters of double-digit sequential growth.

•	Product Capabilities. The Company added more than 2.3 million sellable SKUs during the quarter, bringing the total to over 19 million. This expansion was complemented by an advancement in profitability mix, driven by approximately 16.7% year-over-year growth in higher-margin private-label product GMV, which now accounts for approximately 8.2% of total GMV. The Company newly launched more than 600 private-label products during the quarter.

•	Fulfillment Network. As part of ongoing efforts to optimize warehousing network and enhance operating efficiency, the Company completed the consolidation of the Wuxi (无锡) and Shanghai (上海) central warehouses, which is expected to generate annualized savings in rent, inventory, and freight. In the third quarter, the through-warehouse fulfillment fee declined by about 13% year over year, marking the seventh consecutive quarter of year-over-year improvement.

•	AI Capabilities. The Company leveraged AI capabilities across various aspects of operations, including material standardization and management, product recommendations, sales conversion, data governance, and process automation. One of the key outcomes of this strategy was the ProductRecom Agent (AI推品大脑), which has generated over RMB100 million in incremental revenue from launch in the fourth quarter of 2024 through the end of September 2025 by recommending more than 20 million material line items.

•	International Expansion. The Company broadened its U.S. distribution channels beyond the independent Northsky site to include platforms such as Amazon.

Third Quarter 2025 Financial Results

Net Revenues. Net revenues were RMB2,328.4 million (US$327.1 million), representing an increase of 2.1% from RMB2,280.7 million in the same period of 2024.

	Third Quarter
	2024	2025	Change

	(in thousand RMB, except for percentage)
Net Revenues	2,280,690	2,328,354	2.1%
Net Product Revenues	2,207,277	2,274,027	3.0%
From ZKH Platform	1,943,742	2,012,358	3.5%
From GBB Platform	263,535	261,669	-0.7%
Net Service Revenues	57,666	42,963	-25.5%
Other Revenues	15,747	11,364	-27.8%

Cost of Revenues. Cost of revenues was RMB1,938.2 million (US$272.3 million), representing an increase of 2.4% from RMB1,892.3 million in the same period of 2024. The increase was outpaced by the growth in product revenues, mainly due to the effectiveness of the Company’s initiatives to reduce overall product procurement costs.

Gross Profit and Gross Margin. Gross profit was RMB390.2 million (US$54.8 million), representing an increase of 0.5% from RMB388.4 million in the same period of 2024. Gross margin was 16.8%, compared with 17.0% in the same period of 2024. The decrease was mainly due to lower revenue contribution from the marketplace model, which yields a 100% gross margin under the net revenue recognition basis. Nevertheless, gross profit as a percentage of GMV was 14.9%, compared with 14.5% in the same period of 2024. Both the gross margin of the product sales model and the take rate of the marketplace model increased, driven by optimized procurement costs and a higher proportion of GMV from higher-margin private label products.

	Third Quarter
	2024	2025	Change

	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	388,406	390,177	0.5%
% of Net Revenues	17.0%	16.8%	-27.3	bps
% of GMV	14.5%	14.9%	41.5	bps
Under Product Sales (1P)
ZKH Platform	311,947	325,209	4.3%
% of Net Product Revenues from ZKH Platform	16.0%	16.2%	11.2	bps
GBB Platform	14,522	20,276	39.6%
% of Net Product Revenues from GBB Platform	5.5%	7.7%	223.8	bps
Under Marketplace (3P)	57,666	42,963	-25.5%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate6)	12.6%	13.1%	47.5	bps
Others	4,271	1,729	-59.5%
% of Other Revenues	27.1%	15.2%	-1,190.8	bps

6 Take rate of the marketplace model represents gross profit from the marketplace model divided by GMV from the marketplace model.

Operating Expenses. Operating expenses were RMB422.5 million (US$59.4 million), a decrease of 14.4% from RMB493.8 million in the same period of 2024. Operating expenses as a percentage of net revenues were 18.1%, compared with 21.6% in the same period of 2024.

•	Fulfillment Expenses. Fulfillment expenses were RMB90.4 million (US$12.7 million), a decrease of 9.8% from RMB100.2 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses and warehouse rental costs. Fulfillment expenses as a percentage of net revenues were 3.9%, compared with 4.4% in the same period of 2024.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB145.9 million (US$20.5 million), a decrease of 13.2% from RMB168.2 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses and travel expenses. Sales and marketing expenses as a percentage of net revenues were 6.3%, compared with 7.4% in the same period of 2024.

•	Research and Development Expenses. Research and development expenses were RMB40.3 million (US$5.7 million), a decrease of 19.0% from RMB49.8 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses. Research and development expenses as a percentage of net revenues were 1.7%, compared with 2.2% in the same period of 2024.

•	General and Administrative Expenses. General and administrative expenses were RMB145.8 million (US$20.5 million), a decrease of 17.0% from RMB175.6 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses, share-based compensation expenses and credit loss allowances. General and administrative expenses as a percentage of net revenues were 6.3%, compared with 7.7% in the same period of 2024.

Loss from Operations. Loss from operations was RMB32.3 million (US$4.5 million), compared with RMB105.4 million in the same period of 2024. Operating loss margin was 1.4%, compared with 4.6% in the same period of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB8.5 million (US$1.2 million), compared with negative RMB62.8 million in the same period of 2024. Non-GAAP EBITDA margin was negative 0.4%, compared with negative 2.8% in the same period of 2024.

Net Loss. Net loss was RMB24.3 million (US$3.4 million), compared with RMB81.8 million in the same period of 2024. Net loss margin was 1.0%, compared with 3.6% in the same period of 2024.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB14.1 million (US$2.0 million), compared with RMB66.2 million in the same period of 2024. Non-GAAP adjusted net loss margin was 0.6%, compared with 2.9% in the same period of 2024.

Basic and Diluted Net Loss per ADS7 and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS8. Basic and diluted net loss per ADS were RMB0.15 (US$0.02), compared with RMB0.50 in the same period of 2024. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.09 (US$0.01), compared with RMB0.40 in the same period of 2024.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.90 billion (US$267.2 million), compared with RMB2.06 billion as of December 31, 2024.

Net cash generated from operating activities was RMB105.5 million (US$14.8 million) in the third quarter of 2025, compared with net cash generated from operating activities of RMB160.5 million in the same period of 2024.

Share Repurchase Update

Pursuant to the Company’s share repurchase program of up to US$50 million adopted on June 13, 2025 and effective through June 13, 2026, the Company had repurchased an aggregate of approximately 0.63 million ADSs for approximately US$1.92million from the open market as of October 31, 2025.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Thursday, November 20, 2025, at 7:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2025.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	1976591

7 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

8 Non-GAAP adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

The replay will be accessible through November 27, 2025 by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	9206894

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, underpinned by robust supply chain capabilities and dedicated to serving customers globally through a product-led, agentic AI-driven approach. Through its primary online platforms, the ZKH platform, the GBB platform and the Northsky platform, along with innovative technology and extensive industry expertise, the Company provides bespoke MRO procurement solutions to a diverse and loyal customer base. These solutions encompass hyper-personalized product curation from a comprehensive selection of quality products at competitive prices. Additionally, the Company ensures timely and reliable product delivery through professional fulfillment services. By focusing on reducing procurement costs and addressing management efficiency challenges, ZKH is transforming the opaque MRO procurement process and empowering all stakeholders across the value chain.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net loss, non-GAAP adjusted net loss per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net loss for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net loss per ADS is calculated by dividing adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of September 30
	2024	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,423,943	905,814	127,239
Restricted cash	92,939	79,362	11,148
Short-term investments	543,978	917,002	128,811
Accounts receivable (net of allowance for credit losses of RMB145,789 and RMB162,420 as of December 31, 2024 and September 30, 2025, respectively)	3,090,323	2,993,104	420,439
Notes receivable	234,213	188,424	26,468
Inventories	625,390	738,363	103,717
Prepayments and other current assets	179,387	174,762	24,549
Total current assets	6,190,173	5,996,831	842,371

Non-current assets:
Property and equipment, net	183,572	187,929	26,398
Land use right	10,808	10,639	1,494
Operating lease right-of-use assets, net	179,945	143,230	20,119
Intangible assets, net	15,931	17,246	2,423
Goodwill	30,807	30,807	4,327
Total non-current assets	421,063	389,851	54,761
Total assets	6,611,236	6,386,682	897,132

Liabilities
Current liabilities:
Short-term borrowings	311,000	300,000	42,141
Current portion of long-term borrowings	997	2,305	324
Accounts and notes payable	2,553,396	2,514,533	353,214
Operating lease liabilities	81,379	42,338	5,947
Advance from customers	27,433	31,223	4,386
Accrued expenses and other current liabilities	365,333	350,623	49,252
Derivatives	-	5,565	782
Total current liabilities	3,339,538	3,246,587	456,046

Non-current liabilities:
Long-term borrowings	38,887	43,803	6,153
Non-current operating lease liabilities	109,096	108,623	15,258
Other non-current liabilities	25,224	30,342	4,262
Total non-current liabilities	173,207	182,768	25,673
Total liabilities	3,512,745	3,429,355	481,719

	As of December 31,	As of September 30
	2024	2025
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,658,952,794 and 5,679,694,214 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively)	4	4	1
Additional paid-in capital	8,305,304	8,359,497	1,174,252
Statutory reserves	6,303	6,303	885
Accumulated other comprehensive income/(loss)	4,764	(17,012)	(2,390)
Accumulated deficit	(5,177,126)	(5,321,665)	(747,530)
Treasury stock	(40,758)	(69,800)	(9,805)
Total ZKH Group Limited shareholders’ equity	3,098,491	2,957,327	415,413
Total liabilities and shareholders’ deficit	6,611,236	6,386,682	897,132

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,207,277	2,274,027	319,431	6,146,017	6,272,857	881,143
Net service revenues	57,666	42,963	6,035	193,481	121,564	17,076
Other revenues	15,747	11,364	1,596	51,597	36,079	5,068
Total net revenues	2,280,690	2,328,354	327,062	6,391,095	6,430,500	903,287
Cost of revenues	(1,892,284)	(1,938,177)	(272,254)	(5,285,622)	(5,351,218)	(751,681)
Operating expenses
Fulfillment	(100,176)	(90,408)	(12,700)	(296,621)	(274,526)	(38,562)
Sales and marketing	(168,161)	(145,923)	(20,498)	(489,963)	(432,088)	(60,695)
Research and development	(49,785)	(40,339)	(5,666)	(128,052)	(121,423)	(17,056)
General and administrative	(175,639)	(145,845)	(20,487)	(497,019)	(436,353)	(61,294)
Loss from operations	(105,355)	(32,338)	(4,543)	(306,182)	(185,108)	(26,001)
Interest and investment income	17,279	12,822	1,801	49,779	38,688	5,434
Interest expense	(4,967)	(3,346)	(470)	(16,184)	(8,733)	(1,227)
Others, net	11,883	(1,438)	(202)	34,391	10,816	1,519
Loss before income tax	(81,160)	(24,300)	(3,414)	(238,196)	(144,337)	(20,275)
Income tax expenses	(591)	(7)	(1)	(745)	(202)	(28)
Net loss	(81,751)	(24,307)	(3,415)	(238,941)	(144,539)	(20,303)
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Less: net loss attributable to redeemable non-controlling interests	-	-	-	-	-	-
Net loss attributable to ZKH Group Limited	(81,751)	(24,307)	(3,415)	(238,941)	(144,539)	(20,303)
Accretion on preferred shares to redemption value	-	-	-	-	-	-
Net loss attributable to ZKH Group Limited's ordinary shareholders	(81,751)	(24,307)	(3,415)	(238,941)	(144,539)	(20,303)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(81,751)	(24,307)	(3,415)	(238,941)	(144,539)	(20,303)
Other comprehensive loss:
Foreign currency translation adjustments	34,122	(14,192)	(1,994)	21,651	(21,776)	(3,059)
Total comprehensive loss	(47,629)	(38,499)	(5,409)	(217,290)	(166,315)	(23,362)
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	-	-	-	-	-	-
Comprehensive loss attributable to ZKH Group Limited	(47,629)	(38,499)	(5,409)	(217,290)	(166,315)	(23,362)
Accretion on Preferred Shares to redemption value	-	-	-	-	-	-
Total comprehensive loss attributable to ZKH Group Limited's ordinary shareholders	(47,629)	(38,499)	(5,409)	(217,290)	(166,315)	(23,362)

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.00)	(0.00)	(0.04)	(0.03)	(0.00)
Weighted average number of shares
Basic and diluted	5,743,094,981	5,667,874,386	5,667,874,386	5,744,351,364	5,680,656,034	5,680,656,034

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.50)	(0.15)	(0.02)	(1.46)	(0.89)	(0.13)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	164,088,428	161,939,268	161,939,268	164,124,325	162,304,458	162,304,458

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(81,751)	(24,307)	(3,415)	(238,941)	(144,539)	(20,303)
Income tax expenses	591	7	1	745	202	28
Interest expenses	4,967	3,346	470	16,184	8,733	1,227
Depreciation and amortization expense	13,381	12,504	1,756	42,084	36,532	5,132
Non-GAAP EBITDA	(62,812)	(8,450)	(1,188)	(179,928)	(99,072)	(13,916)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(81,751)	(24,307)	(3,415)	(238,941)	(144,539)	(20,303)
Add:
Share-based compensation expenses	15,573	10,233	1,437	94,447	43,756	6,146
Non-GAAP adjusted net loss	(66,178)	(14,074)	(1,977)	(144,494)	(100,783)	(14,157)

Non-GAAP adjusted net loss attributable to ordinary shareholders per share
Basic and diluted	(0.01)	(0.00)	(0.00)	(0.03)	(0.02)	(0.00)
Weighted average number of ordinary shares
Basic and diluted	5,743,094,981	5,667,874,386	5,667,874,386	5,744,351,364	5,680,656,034	5,680,656,034

Non-GAAP adjusted net loss attributable to ordinary shareholders per ADS	(0.40)	(0.09)	(0.01)	(0.88)	(0.62)	(0.09)
Basic and diluted
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)	164,088,428	161,939,268	161,939,268	164,124,325	162,304,458	162,304,458
Basic and diluted